Q and A - LTIP 2002                                                 Exhibit 99.2


1. Why can't Celanese just give me the difference between the current market price and 22.95(euro)?

     This is due to the fact that we have a stock option program and not a SAR-program. Stock options represent the right to purchase a share. This - by no means - can be altered.

2.   What is the latest date to exercise my options?

     You can exercise as long as the shares are traded on the FSE or July 7, 2012 whichever is earlier.

3.   When will Celanese be de-listed in Germany on the FSE?

     Delisting can be the result of a squeeze out and in any event requires shareholders approval. Trading will continue for quite some time. Otherwise we will keep you posted.

4.   When will Blackstone be offering 41.92 (euro) to me for my options?

     The later of the Domination Agreement registration in the German Commercial Register or October 1, 2004. The amount of 41,92 (euro) will not be offered for your options, but rather for the shares that you will receive upon exercise of your options.

5. Does it make sense to postpone the exercise of my Stock Options to the time period when the offer price of 41.92 (euro) is valid? When will that be? Is it then a risk free sale ?

     When to exercise is your decision. Again we recommend that you check with your tax or financial advisors and carefully read the plan documents to determine the risks to you. Because of the procedures that must be followed we do not expect the 41.92 (euro) to be available before October 1. The offer will remain outstanding for at least 2-3 months.

6. What happens if I exercise my options now and cannot find a buyer for the shares I receive?

     You will need to wait until a sale can be executed or exchange when Blackstone's 41.92 (euro) becomes available.

7. If I don't have the cash to exercise, what other alternatives do I have in order to exercise?

     Check with your bank or broker if they will advance the exercise price.



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Q and A - LTIP 2002


8. If I exercise my options will I have to pay taxes on the appreciation of the stock or the exercise premium?

     Taxes will have to be paid on both, the additional value of the share (exceeding 27.54 (euro)) and the premium (4.59 (euro))

9. Can I write a check to Celanese for the taxes due if I exercise rather than have the taxes deducted from my paycheck?

     For US employees this is possible. Please verify which account or address to use. In all other cases taxes will be withheld from normal payroll as far as possible. If net income is not sufficient, balances have to be paid to company.

10.  Will the tax liability be treated as a capital gain or ordinary income?

     The income triggered by the exercise will be taxed as compensation, that is, ordinary income (For GER, taxed as income for more than one year). Any future appreciation in the stock after the option is exercised will be taxable as capital gain (For GER; If you sell the shares within a 12 month period for a price other than 41.92 (euro), the difference to market price at the exercise is taxable according to Section 23 EStG).

11. In the U.S., why am I taxed on the appreciation in the value of the shares even if I don't sell the shares?

     In the U.S., compensation expense is recognized on compensatory non-qualified stock options at the time of exercise. This is the point at which the shareholder acquires unrestricted possession of the stock with an ascertainable market value.

12.  In the U.S., will I have to pay Federal Withholding (FIT), Social Security
     (FICA), Medicare and State Income Tax on the difference between the exercise price 27.54(euro) and the market price on the day I exercise, in addition to the exercise premium 4.59(euro) after being converted to U.S. dollars at the exchange rate on the day of the exercise?

     Yes, under U.S. law, since the options were granted as part of an employment relationship, the appreciation up to the point of exercise is deemed to be compensation, and as such, subject to payroll taxes, including withholding for federal and state income tax as well as FICA/Medicare.

13. In GER, will taxes be withheld of my proceeds immediately? Will I be allowed to pay taxes after I have sold my shares ?



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     In general payroll taxes would have to be withheld from the cash payment of the compensation you get for the month when you exercise the options. As far as the taxes would exceed that cash payment, you would have to pay the difference to your employer. If you do not pay , the employer would send a note to the tax office. Your tax would then be assessed and have to be paid with a tax prepayment.

     But CAG will very likely receive a ruling from tax authorities that the German companies do not have to withhold any payroll taxes and achieve that the complete tax will be asked for by the tax office. As soon as we have written confirmation, we will act as described here.

14. If I have been on assignment to different locations internationally, which tax legislation applies ?

     There is no general answer to that. But, yes, different tax laws will apply. We ask to consult with your financial and personal tax advisor on which effects an exercise might have on your personal situation.

15. On what day and basis will the exercise price be determined? e.g. the Xetra stock market price?

     As stated in the Plan the exercise price is 27.54 (euro). Your gain and income tax respectively are based on the relevant (Xetra ) stock market price on the day when the shares are transferred (written off the Celanese depot) to your depot.

16. The tender offer by BCP Crystal Acquisition GmbH & Co. KG ("BCP") to purchase the outstanding shares of Celanese AG was successful. As a result, on June 22, 2004, Celanese AG executed a Domination and Profit Transfer Agreement ("Agreement") that will be presented for approval at an Extraordinary General Meeting of the shareholders of Celanese AG to be held on July 30/31, 2004. Once the "Agreement" is approved and recorded and becomes effective in Germany, does this mean that BCP's offer under the "Agreement" to acquire shares of minority shareholders does also cover my shares, which resulted from my exercise. Will they pay 41.92(euro) if I wish to sell them?

     Yes, see 4 above.

17. Assuming the Domination and Profit Transfer Agreement is approved and recorded in Germany, and I then exercise my stock options, how long will it take once I tender my shares to BCP to receive the proceeds from the tender?



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     We expect payment will be made after a few days of tendering. As the tender period is expected to be over a period of at least 2-3 months, payments will be on a rolling basis.

18. In the U.S., my broker has asked what was the strike price. Can you tell me what that is?

     The strike price which allows an exercise is 27.54(euro).

19.  Which price is it that I have to pay per option [22.95(euro)or
     27.54(euro)]?

     22.95 (euro) is the net price, because the cash premium of 4.59 (euro) may be deducted from the strike price.

20. Is the Celanese stock option registered with the SEC and is it covered by an S8 registration?

     Yes to both questions. However, when there are less than 300 U.S. beneficial or registered holders the Company will apply to withdraw from registration with the SEC. The timing for this, however, is out of our control.

21.  Doesn't exercising my stock options present a cash burden?

     Yes, but if you wait until the Blackstone offer is available and exercise then you should be able to tender and receive payment fairly quickly.

22. What about all my shares and SARs that have been sold and exercised at a much lower price. Do I get a compensation payment, now that the share price and the offer price under the Domination and Profit Transfer Agreement is at 41.92 (euro) ?

     No.

23. In US., if the purchase amount for exercising has to be paid in EURO and if the gain is calculated in EURO too, my USD are exchanged twice. What about fees and losses as a consequence of that ?

     This is the purchaser's gain or loss. In the case of the exercise, the gain or loss will be made through payroll adjustment.


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Q and A - LTIP 2002

At the time the offer of cash compensation (Offer) described in this document is made available to Celanese AG shareholders, assuming the U.S. tender offer rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG (BCP) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the Offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the Offer filed by BCP or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP in connection with the Offer free of charge from BCP and documents filed by Celanese AG in connection with the Offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

For holders of Celanese AG ordinary shares in the United States:

No vote or consent of any shareholder is being sought or solicited hereby. BCP has approved the domination and profit transfer agreement and has agreed to vote in favor of approval of a shareholders resolution approving the domination and profit transfer agreement at the Extraordinary General Meeting. Approval of such resolution does not require the vote or consent of any other shareholder, and no such vote or consent is being sought or requested. This document is merely a notification of the Extraordinary General Meeting being provided for the information of other shareholders pursuant to the requirements of German law.


This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated as a result of the domination and profit transfer agreement has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.

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